August 15, 2007

Michele Anderson, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	InfoLinx Communications Ltd. Registration Statement on Form SB-2;
File No. 333-139805

Dear Ms. Anderson:

This letter is intended to respond to your letter dated July 17, 2007, which specifies certain comments regarding the above-referenced issuer. This letter should be reviewed in conjunction with Amendment Number 2 to that Registration Statement on Form SB-2 (the “Amended Registration Statement”) for InfoLinx Communications Ltd. (“Company”). Clean and marked copies of the Amended Registration Statement are enclosed.

Comments:

1.

We have considered your response to comment one and are unable to concur with your conclusion. Since you are registering all of your outstanding common stock, the offering does not appear to be a valid secondary offering meeting the requirements under Rule 415(a)(1)(i). Instead, it appears that this is a primary offering to be conducted on a delayed basis, which the company is unable to do under Rule 415. As a result, please revise to substantially reduce the number of shares being registered or:

revise to re-characterize the offering as a primary, rather than a secondary, offering;

conduct the offering under one of the other applicable subsections of Rule 415 or otherwise reconsider your reliance upon Rule 415 and revise the offering accordingly; and

United States Securities and Exchange Commission
August 15, 2007

name the selling shareholders as underwriters.

Response: The disclosure has been revised to reduce substantially the number of shares being registered. Specifically, the Company’s largest shareholder, Matthew Jones, the Company’s President, Treasurer, and Director, is not now specified as a selling shareholder. As such, the number of shares being registered has been reduced by 4,379,610 shares, or approximately 25%.

2.

We note that the company elected to include a proposed initial offering price range of $.05 and $.50 in response to prior comment two. Please confirm in your response letter that the company is including this price range solely for purposes of Rule 430A, and that the fixed price (i.e. the fixed price at which selling shareholders will sell until a market develops) will be included in a prospectus supplement after effectiveness. To the extent you retain the price range in your preliminary prospectus, please note that the price range of $0.05 to $0.50 is too broad; please revise to narrow the range.

Response: The disclosure has been revised to eliminate the price range and to specify that selling shareholders will offer their shares of the Company’s common stock at the fixed price of $.15 until prices of the shares of the Company’s common stock are quoted on the OTC Bulletin Board and thereafter they will sell those shares at prevailing market prices or privately-negotiated prices.

3.	Please update your financial statements and related discussions to address your May 31, 2007 interim results of operation and financial condition.

Response: The financial statements and related disclosure have been updated to specify the May 31, 2007, interim financial information.

4.

Revise the summary compensation table to comply with Item 402(b) of Regulation S-B, as revised. Form example, we note that the table does not include a column for the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table. See Item 402(c) of Regulation S-B.

Response: The summary compensation table has been revised to add the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation

United States Securities and Exchange Commission
August 15, 2007

S-B and to specify a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table in connection with Mr. Jones’ compensation.

Finally, if you have additional questions or comments regarding this matter, please do not hesitate to let us know. Of course, your time, attention, and cooperation regarding this matter are appreciated significantly. Thank you.

Sincerely,

InfoLinx Communications Ltd.,
a Nevada corporation

/s/

By: Matthew Jones

Enclosures:

Amended Registration Statement (Clean)
Amended Registration Statement (Blacklined)